

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-0405

DIVISION OF
CORPORATION FINANCE
MAIL STOP 7010

May 23, 2007

<u>**By US Mail and Facsimile**</u>

Carl R. Jonsson
Tupper Jonsson & Yeadon
Barristers & Solicitors
An Association of Lawyers and Law Corporations
1710 - 1177 West Hastings Street
Vancouver, B.C. V6E 2L3
Tel: (604) 640-6357
Fax: (604) 681-0139

> **Re:** **Caledonia Mining Corporation**
> **Form 20-F for the Fiscal Year Ended December 31, 2005**
> **Filed April 21, 2006**
> **Response letter filed 3/9/07**
> **File No. 0-13345**

Dear Mr. Jonsson:

     We have completed our review of your Form 20-F and related filings and do not, at this time, have any further comments.

     Sincerely,

Karl Hiller
Branch Chief